Change in Ownership of the Largest Shareholder

We hereby inform you of the change in the number of common shares owned by one of the largest shareholders of POSCO (the “Company”).

As of October 9, 2009, National Pension Service has decreased the number of Company’s shares from 4,815,764 (5.52% of Company’s outstanding shares) to 4,733,593 (5.43% of Company’s outstanding shares).